SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

CALL NOTICE

EXTRAORDINARY SHAREHOLDERS' MEETING

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp (“Company”), located at Rua Costa Carvalho, nº 300, in the City and State of São Paulo, hereby invites its Shareholders, according to paragraph 1 of article 5 of its Bylaws, to participate in the Company’s Extraordinary Shareholders’ Meetings (“ESM” or “Meeting”), to be held on August 22, 2023, at 11:00 a.m., in an exclusively digital format, through the Zoom Meetings platform, according to Resolution 81 of the Brazilian Securities and Exchange Commission (“CVM”), of March 29, 2022, as amended (“CVM Resolution 81/22”), to resolve on the following agenda:

I.	Remove a member of the Board of Directors.
II.	Elect a member of the Board of Directors to fulfill the remaining term of office until the Annual Shareholders’ Meeting to be held in 2024.
III.	Increase the number of members to compose the Fiscal Council for the term of office until the Annual Shareholders’ Meeting to be held in 2024.
IV.	Elect an effective member and respective alternate of the Fiscal Council for the term of office until the Annual Shareholders’ Meeting to be held in 2024.
V.	Increase the overall annual compensation amount of management, audit committee members, and fiscal council members for the 2023 fiscal year, previously approved at Annual Shareholders’ Meeting held on April 28, 2023.

Shareholder Information:

The Meeting will be held exclusively online, according to CVM Resolution 81/22, and Shareholders are allowed to participate (i) in person or by a proxy, through the electronic platform at the time defined for the ESM, or (ii) by sending voting instructions before the ESM is held, through the Remote Voting Form (“RVF”).

The rules and procedures for shareholders’ participation in the Meeting are detailed in the Manual for Participation in the Meeting, and the information about the matters to be resolved at the Meeting is detailed in the Management Proposal, both of which are available on the Company’s Investor Relations website (https://ri.sabesp.com.br/), and on the websites of B3 (www.b3.com.br) and the Brazilian Securities and Exchange Commission (https://www.gov.br/cvm/pt-br).

I.	Participation through the electronic platform

Shareholders who wish to participate in the Meeting via the digital platform made available by the Company shall send the documents necessary for participation, as described in the Manual for Participation in the Meeting, by 11:00 a.m. of August 20, 2023, to the Company’s headquarters, at Rua Costa Carvalho, nº 300, CEP: 05429-900, in the City and State of São Paulo, or email them to sabesp.ri@sabesp.com.br, to the care of the Superintendência de Relações com Investidores.

It should be noted that the personal data and documents requested for accreditation and participation in the Meetings will be used exclusively for this purpose and will be processed according to article 7, item II, of Law 13,709/2018 (compliance with legal obligations), based on Brazilian Corporations Law and correlating regulations.

After analyzing and validating the documents, the Company will email Shareholders the access link to the ESM, including specific access instructions. Access to the ESM will be restricted to Shareholders and/or their representatives or proxies accredited within the term defined by the Company, who will receive an individual invitation with specific instructions to access the digital platform.

II.	Participation through Remote Voting Form

If Shareholders decide to participate in the ESM through a remote voting form, they must (a) send filling instructions of the Remote Voting Form to service providers for the collection and transmission of instructions for filling out these documents (custody agents or bookkeeping agent of the shares issued by the Company), provided that such instructions are received within up to seven (7) days before the Meetings; or (b) send the Remote Voting Form directly to the Company, provided that the instructions are received within seven (7) days before the ESM, i.e. until August 15, 2023, and any Remote Voting Forms received by the Company after this deadline will be disregarded.

The submission of the Remote Voting Form to the custodian or bookkeeping agent shall comply with the applicable rules and procedures indicated by them, while the Remote Voting Forms directly sent to the Company shall be accompanied by the documents indicated in the Manual for Participation in the Meeting and addressed to the Company’s headquarters, at Rua Costa Carvalho, No. 300, in the city and state of São Paulo, or emailed to sabesp.ri@sabesp.com.br, to the care of the Superintendência de Relações com Investidores.

Shareholders who send their Remote Voting Forms may participate in the Meetings via the digital system. However, should they exercise their voting right in real-time at the respective Meeting, their Remote Voting Forms will be fully disregarded and the votes cast during the Meeting will be considered valid.

São Paulo, July 20, 2023.

Karla Bertocco Trindade

Chair of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: July 21, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.